10025642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

RECD S.E.C.
FEB 24 2010
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53523

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.J. Bradley Company Investment Banking/Capital Markets

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Columbine Street, Suite 300
(No. and Street)

Denver (City) Colorado (State) 80206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J. Bradley (303) 825-5670
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co., LLP
(Name – *if individual, state last, first, middle name*)

9605 South Kingston Court, Suite 200 (Address) Englewood (City) Colorado (State) 80112 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Bradley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.J. Bradley Investment Banking/Capital Markets, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President | CEO

Title

Notary Public Kory Lough

KORY LOUGH NOTARY PUBLIC STATE OF COLORADO MY COMMISSION EXPIRES AUGUST 6, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☑ (o) Independent auditors report
- ☑ (p) A report on internal control

W.J. BRADLEY COMPANY INVESTMENT
BANKING/CAPITAL MARKETS
TABLE OF CONTENTS

RICHEY MAY & Co.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
W.J. Bradley Company Investment Banking/Capital Markets
Denver, Colorado

We have audited the accompanying statements of financial condition of W.J. Bradley Company Investment Banking/Capital Markets as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.J. Bradley Company Investment Banking/Capital Markets as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in the computation of net capital, net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richey May & Co.

Englewood, Colorado
February 22, 2010

RICHEY, MAY & CO., LLP ■ CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
9605 S. KINGSTON CT. ■ SUITE 200 ■ ENGLEWOOD, COLORADO 80112 ■ 303/721-6131 ■ FAX: 303/721-6232

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2009	2008
CURRENT ASSETS		
Cash and cash equivalents	$ 22,487	$ 22,596
Prepaid expenses	918	3,530
Total current assets	23,405	26,126
TOTAL ASSETS	$ 23,405	$ 26,126
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES	$ -	$ -
STOCKHOLDERS' EQUITY		
Common stock, no par value, 1,000,000 shares authorized, 17,000 shares issued and outstanding	17,000	17,000
Additional paid in capital	45,285	45,285
Retained earnings (deficit)	(38,880)	(36,159)
Total stockholders' equity	23,405	26,126
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 23,405	$ 26,126

The accompanying notes are an integral part
of these financial statements.

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2009	2008
REVENUE		
Consulting income	$ 30,000	$ 90,148
EXPENSES		
Salaries, commissions and benefits	-	546
General and administrative	27,721	22,125
Total expenses	27,721	22,671
NET INCOME	$ 2,279	$ 67,477

The accompanying notes are an integral part
of these financial statements.

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock		Paid-In	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balance, December 31, 2007	17,000	$17,000	$ 45,285	$ (3,636)	$ 58,649
Stockholder distributions	-	-	-	(100,000)	(100,000)
Net income	-	-	-	67,477	67,477
Balance, December 31, 2008	17,000	17,000	45,285	(36,159)	26,126
Stockholder distributions	-	-	-	(5,000)	(5,000)
Net income	-	-	-	2,279	2,279
Balance, December 31, 2009	17,000	$ 17,000	$ 45,285	$ (38,880)	$ 23,405

The accompanying notes are an integral part
of these financial statements.

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2008	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,279	$ 67,477
(Increase) decrease in -		
Prepaid expenses	2,612	3,220
Increase (decrease) in-		
Accounts payable	-	(1,657)
Net cash provided by operating activities	4,891	69,040
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder distributions	(5,000)	(100,000)
Net cash (used) by financing activities	(5,000)	(100,000)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(109)	(30,960)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	22,596	53,556
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 22,487	$ 22,596

The accompanying notes are an integral part of these financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

W.J. Bradley Company Investment Banking/Capital Markets (the "Company"), a Colorado corporation, is a registered broker dealer formed on July 9, 2001. The Company received its approval as a broker dealer in February 2002. The Company is wholly owned by W.J. Bradley Company (the "Parent"). The Company's operations are headquartered in Denver, Colorado.

The Company is a registered broker dealer subject to the rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers. The Company was formed to provide merger and acquisition advisory services in addition to private placement of debt and equity and private Direct Participation Programs to clients primarily in the residential mortgage banking industry. The Company does not hold customer funds or securities.

Investment Banking and Advisory Services

The Company earned substantially all of its revenue from investment banking and advisory services which include private placement, merger-and-acquisition, and valuation assistance provided under contractual arrangements that generally require clients to pay a non-refundable deposit, service fees or an agreed-upon fee upon the closing of a transaction. The Company recognizes non-refundable deposits as revenue when services are delivered or performed over the term of the arrangement (generally less than 6 months), recognizes service fees as revenue when the related services are provided, and recognizes transaction fees as revenue when the underlying transaction is complete.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company's parent company has elected to be taxed as a Subchapter S Corporation under the Internal Revenue Code. Accordingly, no income tax provision has been recorded in the financial statements, as all items of income and expense generated by the Company are reported on the stockholder's personal income tax return.

Advertising

Advertising is expensed as incurred.

Cash and Cash Equivalents

For cash flow purposes, the Company considers cash and temporary investments with original maturities of three months or less, to be cash and cash equivalents. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these deposits.

B. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had a net capital of $22,487, which was $17,487 in excess of its required net capital of $5,000 and the Company had a percentage of aggregate indebtedness to net capital of 0%.

There are no reconciling items between the Company's computation of net capital and the computation based on the audited financial statements.

C. RELATED PARTY TRANSACTIONS

Under a management agreement, the parent provides certain general and administrative services to the Company. These expenses are not charged to the Company and are not recorded in the Company's financial statements because the Company's parent has agreed in writing, to assume responsibility for these expenses.

The Company also provides consultation services to an entity whose owner is the sole owner of the Company's parent. During the year ended December 31, 2009, the Company received a total of $30,000 for consulting services and transaction fees for investment banking and advisory services provided to the entity.

D. FAIR VALUE OF FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying value of cash, short-term receivables, and short-term payables approximate their fair value at December 31, 2009 and 2008, respectively.

E. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 22, 2010, the date on which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKET
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Total stockholders' equity	$	23,405
Deductions and/or charges:		
Non-allowable assets		(918)
Net capital before haircuts on securities positions		22,487
Haircuts and undue concentration		-
NET CAPITAL	$	22,487
MINIMUM NET CAPITAL REQUIREMENT (Greater of $5,000 or 6.66% of aggregate indebtedness)	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	17,487
AGGREGATE INDEBTEDNESS	$	-
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0%

RICHEY
MAY & Co.

To the Board of Directors
W.J. Bradley Company Investment Banking/Capital Markets
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of W.J. Bradley Company Investment Banking/Capital Markets, as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness(or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded to properly permit the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

RICHEY, MAY & CO., LLP ■ CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
9605 S. KINGSTON CT. ■ SUITE 200 ■ ENGLEWOOD, COLORADO 80112 ■ 303/721-6131 ■ FAX: 303/721-6232

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We consider the following deficiency in internal control to be a material weakness. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 22, 2010.

> Due to the nature and size of the Company's operations, there is no effective segregation of duties between operating and recording functions. Therefore, normal internal controls and procedures for recording, reviewing and reporting transactions are not present in the Company. The president of the Company is aware of the weakness in internal control; however, due to the size of the Company, the president does not believe it is practical to have additional accounting or bookkeeping personnel. The president has informed us that he reviews all transactions and books of original entry.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate, as noted above, at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Englewood, Colorado
February 22, 2010

RICHEY, MAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
ENGLEWOOD, COLORADO

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008